

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Q4 STATISTICAL SUMMARY

As of December 31, 2017:		Total Fund Assets:	$31.7 million
QTD 2017:	0.09%	Total Firm Assets:	$ 2.9 billion
YTD 2017:	2.56%		

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



- United States — 67.48%
- Europe ex-U.K. — 17.03%
- United Kingdom — 14.36%
- Asia ex-Japan — 0.53%
- Australia — 0.44%
- Japan — 0.17%

SECTOR EXPOSURE



- Information Tech. — 33.25%
- Consumer Disc. — 24.61%
- Materials — 11.48%
- Industrials — 9.65%
- Health Care — 5.31%
- Energy — 4.40%
- Financials — 3.47%
- Utilities — 2.74%
- Consumer Staples — 2.66%
- Other — 2.05%
- Telecom — 0.38%

DEAL TERMS



- Cash — 39.78%
- Stock and Stub — 2.72%
- Cash & Stock — 17.29%
- Stock with Flexible Exchange Ratio (Collar) — 17.35%
- Stock with Fixed Exchange Ratio — 20.72%
- Undetermined* — 2.13%

FUND FACTS

Portfolio Characteristics

Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.85%
Portfolio Turnover Rate:[1]	202%

PORTFOLIO

Equity Investments

Number of Long Positions:	64
Number of Short Positions:	24
Average Position Size:	1.60%
Quarter-end % Invested:	Fully
Short Positions as a % of Net Assets:	34.10%

Ten Largest Positions as a Percent of Net Assets	57.60%
Altaba Inc.	
Time Warner Inc.	
NXP Semiconductors NV	
Worldpay Group PLC	
DowDuPont Inc.	
Sky PLC	
Rockwell Collins, Inc.	
Scripps Networks Interactive Inc.	
Abertis Infraestructuras S.A.	
Monsanto Company	

Type of Buyer

Strategic	99.31%
Financial	0.69%

By Deal Type

Friendly	99.76%
Hostile	0.24%

Average Annualized Total Returns as of 12/31/2017

	YTD	1-year	5-year	10-year
The Merger Fund VL	2.56%	2.56%	1.86%	3.31%
ICE BofAML US Treasury Bill 3 Mon TR USD	0.86%	0.86%	0.27%	0.39%
Wilshire Liq Alt Event Driven TR USD	2.79%	2.79%	0.77%	2.18%
US Fund Market Neutral	2.42%	2.42%	1.48%	0.29%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/16.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2018.

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Altaba Inc./Alibaba Group Holding	0.66%	Time Warner Inc./AT&T Inc.	-1.26%
Sky PLC	0.38%	Macro Portfolio Hedge	-0.14%
NXP Semiconductors NV	0.26%	MoneyGram International, Inc.	-0.13%
DowDuPont Inc.	0.12%	Monsanto Company	-0.12%
Rice Energy Inc./EQT Corporation	0.09%		
Huntsman Corporation	0.09%		

PERFORMANCE SUMMARY

Cumulative Change in Value of a $2,000 Investment Since Inception



Legend: Merger VL · Wilshire Liq Alt Event Driven TR USD · ICE BofAML US 3M Trsy Bill TR USD · US Fund Market Neutral

This chart illustrates the performance of a hypothetical $2,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger arbitrage and event driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The US Fund Market Neutral Index** attempts to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance.



Westchester Capital
FUNDS

For more than 30 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute returns with low correlation regardless of market movements.

INVESTMENT PHILOSOPHY

Westchester Capital Management seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

INVESTMENT STRATEGY

The investment seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the Fund invests at least 80% of its total assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations. It may invest in other investment companies, including exchange-traded funds ("ETFs").

FUND FACTS

Inception Date	5/24/2004
Ticker	MERVX
Primary Prospectus Benchmark	ICE BofAML US 3M Trsy Bill TR USD
Morningstar Category	US Insurance Market Neutral
Morningstar Institutional Category	Event Driven
Turnover Ratio	202%
Management Fee*	1.25%

*Expense ratios are as of the April 21, 2017 prospectus. The total annual operating expense ratio of the Fund was 2.85%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2018 only with the approval of the Board of Trustees), total annual operating expenses were 2.09%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

INVESTMENT GROWTH

Time Period: 5/25/2004 to 12/31/2017



Legend: ■ Merger VL ▪▪ ICE BofAML US 3M Trsy Bill TR USD ■ Wilshire Liq Alt Event Driven TR USD

RISK CHARACTERISTICS

Time Period: 1/1/2015 to 12/31/2017

	MERVX	S&P 500
3-yr Std Dev	2.59	10.07
3-yr Beta	0.18	1.00
3-yr Sharpe Ratio	0.35	1.09
3-yr Sortino Ratio	0.54	2.00
3-yr R2	49.92	100.00

TRAILING RETURNS (as of month-end)

As of Date: 12/31/2017



	MTD	3-month	1-year	3-year	5-year	10-year	Since Inception
Merger VL	0.75	0.09	2.56	1.35	1.86	3.31	4.53
ICE BofAML US 3M Trsy Bill TR USD	0.11	0.28	0.86	0.41	0.27	0.39	4.98
Wilshire Liq Alt Event Driven TR USD	0.44	0.31	2.79	0.67	0.77	2.18	3.36

Legend: ■ Merger VL ■ ICE BofAML US 3M Trsy Bill TR USD ■ Wilshire Liq Alt Event Driven TR USD

TRAILING RETURNS (as of quarter-end)

As of Date: 12/31/2017

	4Q	YTD	1 Year	5 Years	10 Years
Merger VL	0.09%	2.56%	2.56%	1.86%	3.31%
ICE BofAML US 3M Trsy Bill TR USD	0.28%	0.86%	0.86%	0.27%	0.39%
Wilshire Liq Alt Event Driven TR USD	0.31%	2.79%	2.79%	0.77%	2.18%



Westchester Capital
FUNDS

The Merger Fund VL

A Westchester Capital Fund
MERVX | CUSIP 589512102

December 31, 2017

PORTFOLIO

Average position size:	1.60%
Number of long positions:	64
Number of short positions:	24
Percent invested:	Fully
Short positions as a % of net assets:	34.10%

GEOGRAPHIC ALLOCATION

United States:	67.48%
Europe ex-U.K.:	17.03%
United Kingdom:	14.36%
Asia ex-Japan:	0.53%
Australia:	0.44%
Japan:	0.17%

TOP TEN EQUITY HOLDINGS   57.60%

1. Altaba Inc.
2. Time Warner Inc.
3. NXP Semiconductors NV
4. Worldpay Group PLC
5. DowDuPont Inc.
6. Sky PLC
7. Rockwell Collins, Inc.
8. Scripps Networks Interactive Inc.
9. Abertis Infraestructuras S.A.
10. Monsanto Company

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



FUND MANAGERS

ROY D. BEHREN | Began career in 1987
Portfolio Manager since 2007

Mr. Behren received a degree in economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in Corporate Law from the New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
Portfolio Manager since 2007

Mr. Shannon received a degree in finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

Advantages of Investment In The Merger Fund VL

• Returns have historically had low correlation (beta) with those of the stock or bond market.

• Returns have historically been less volatile than equity markets as represented by our standard deviation.

• Merger arbitrage strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund may provide a hedge to the decreased value of bonds.